United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

INTERNAL RULES OF

THE

NOMINATION COMMITTEE

The Board of Directors of Vale S.A. (“Vale” or the “Company”), in exercise of its powers, has approved the Internal Rules (“Rules”) of the Nomination Committee (“Committee”), to govern its composition and workings, as well as the relationship between the Committee and the Company's other bodies, under Section II, Chapter IV, of Vale’s By-Laws, as follows:

CHAPTER I – MISSION

1.1	The mission of Vale’s Nomination Committee is to advise Vale’s Board of Directors, by proposing improvements with regard to the structure, size and composition of this collective body, in addition to recommending the skills, profiles and potential candidates for Director, so that the Company can benefit from the plurality of arguments and a high-quality and safe decision-making process, in compliance with laws, ethics and best practices of corporate governance.

CHAPTER II – COMPOSITION AND COMPENSATION

2.1	The Advisory Committee shall be formed by the Board of Directors and be composed of three (3) members, subject to the following:

(i)	the majority of members shall be independent and may not be a member of the Board of Directors and other bodies of the Company, according to the requirements set forth in item 2.3 below; and

(ii)	at least one (1) member shall necessarily be the Chairman of Vale’s Board of Directors.

2.2	The members of the Committee must have proven experience and technical skills in relation to the matters that are the Committee’s responsibility.

2.3	For the purposes of these Rules, the term “independent” has the meaning assigned to it in the Novo Mercado listing segment of B3 S.A. – Brasil Bolsa Balcão.

2.4	All members of the Committee shall comply with the requirements provided for in Article 147 of Law No. 6,404/76.

2.5	The criteria and overall and individual amounts of compensation of Committee members shall be established by Vale’s Board of Directors, when the Company’s Annual Shareholders’ Meeting sets the overall allocation of funds, and reimbursable expenses necessary to perform their duties shall not be included in the overall amount.

2.6	The members of the Committee shall be reimbursed for the expenses on transportation, food and lodging necessary to perform their duties, observing the internal rules and policies adopted by Vale.

CHAPTER III – TERM OF OFFICE

3.1	The term of office for members of the Committee shall begin as of their nomination by Vale’s Board of Directors, and shall continue until (i) the end of the term of office of the members of Vale’s Board of Directors, and, in this case, the rule contained in Law 6,404/1976, article 150, paragraph 4, with respect to extending the term of office of directors, shall not apply, or (ii) their removal by the Board of Directors, or resignation, which may occur at any time.

3.2	Upon expiration of the term of management of members of the Committee, they may be reappointed through a new nomination by the Board of Directors.

3.3	The Committee shall have a Coordinator chosen by Vale’s Board of Directors, from among the independent and external members referred to in item 2.1(i) above, and, in case of any absences, the Coordinator shall be replaced by the remaining member that satisfies said requirements.

3.4	The members of the Committee shall not have alternates.

CHAPTER IV – RESPONSIBILITIES

4.1	The Nomination Committee shall be responsible for:

(i)	assisting the Board of Directors in the preparation and maintenance of a Vale Nomination Policy, specifically with regard to the members of the Board of Directors, in line with the applicable legal requirements and the best practices of corporate governance;

(ii)	periodically assessing and recommending the adjustment to the best practices of corporate governance regarding the structure, size and composition of the Board of Directors, as well as the balance of experience, knowledge and diversity of profiles, which shall be based on market research and assessments carried out by external consulting firms and institutions;

(iii)	assessing and recommending the desirable profile of a candidate to be a member of the Board of Directors who best meets the needs of the Company, according to criteria and guidelines set forth in Vale’s Nomination Policy;

(iv)	identifying, selecting and recommending potential candidates for Director, whose names shall be evaluated by the Board of Directors, so that they can be submitted, at the discretion of the Board of Directors, for election at the Company’s Shareholders’ Meeting, provided that the nomination of independent and external members of the Nomination Committee is prohibited, and in accordance with the criteria and guidelines established in Vale’s Nomination Policy;

(v)	identifying, selecting and recommending to the Board of Directors potential candidates to replace any absence, impediment and vacancy in the positions of Director, pursuant to Vale’s By-Laws and Nomination Policy;

(vi)	preparing and/or updating the Board of Directors’ succession plan, to be submitted for approval by the end of each term, so as to maintain a balance of experience, knowledge and diversity of the members’ profile;

(vii)	conducting a performance self-evaluation, at the end of their work, the result of which shall be sent, by the coordinator, to the Board of Directors for their awareness;

(viii)	preparing and approving the Committee’s work plan; and

(ix)	proposing analysis and evaluation, as well as opining about topics connected to its responsibility.

4.2	The members of the Committee shall have access to all information and documents necessary to exercise their responsibilities.

4.3	The Coordinator of the Committee shall be responsible for:

(i)	directing and coordinating the Committee’s work, including preparing opinions and minutes;

(ii)	coordinating the preparation of an annual calendar of ordinary meetings of the Committee and providing advance notice of such to Vale’s Board of Directors and Executive Board, as well as submitting the Committee’s work plan to the Board of Directors;

(iii)	setting the agendas and inviting the members of the Committee, observing the provisions of Chapter VI below;

(iv)	coordinating the relationship and the interaction with the Board of Directors concerning the topics under the Committee’s responsibility, reporting their advancements during the meetings, upon request of the Chairman of the Board of Directors;

(v)	inviting external participants to the Committee, although without the right to vote, who are external and/or Vale experts, to provide clarifications, observing any matters of conflict of interest;

(vi)	setting an agenda for interactions with the Company’s main institutional investors, so that the Committee is made aware of their expectations related to the composition of the Board of Directors and the best practices of corporate governance;

(vii)	coordinating the process of the Committee’s performance self-evaluation, at the end of its work, and sending the result to the Board of Directors for their awareness; and

(viii)	ensuring faithful compliance of these Rules.

CHAPTER V – FUNCTIONING

5.1	The Committee shall be created at the ordinary meeting of the Board of Directors, to be held in April of the second year of the unified term of management of two (2) years for the directors, and shall remain in place for a period of one (1) year, subject to the provisions in item 3.1 of these Rules.

CHAPTER VI – MEETINGS

6.1	The Committee shall meet, on an ordinary basis, in accordance with the approved calendar and, on an extraordinary basis, whenever necessary, upon providing notice of the meeting five (5) business days in advance.

6.1.1	Notwithstanding the rules for notice set forth in this Chapter, a meeting at which all members of the Committee are present shall be considered valid.

6.2	Providing notice to the Committee shall always be the Coordinator’s responsibility, who shall set the meetings’ agendas, in response to requests from the Board of Directors or any member of the Committee.

6.2.1	Notice shall be made through the governance portal or by email, containing the meeting agenda and supporting materials, if applicable.

6.2.2	After notice of the Committee meeting, no other topics may be included on the meeting’s agenda, and nothing may be included or changed in the respective supporting material without the prior express authorization of the Coordinator.

6.3	The Committee’s meetings shall be conducted at Vale’s headquarters or at a location defined in advance by its members, and the members may participate by teleconference, videoconference or any other means of simultaneous communication that ensures their effective participation in the meeting.

6.4	The Committee’s meetings shall begin with the presence of the majority of its members.

6.5	Each Committee meeting shall be recorded in minutes that will be (i) sent to the Board of Directors, after having been read, approved and signed by the Committee members present at the meeting; and (ii) filed at the Company’s headquarters.

6.5.1	The opinions on the matters submitted for the analysis of the Committee shall be an integral part of the meeting’s minutes or, when sent subsequently, shall be read, approved and signed by those present at the meeting.

6.5.1	The members of the Committee may record their notes and recommendations concerning the topics covered by the Committee in the meeting minutes and/or in the opinion.

6.6	The members of the Committee may be requested to appear at meetings of the Board of Directors to provide clarification about the opinions they have issued.

6.7	The Committee shall have administrative support from Vale’s Corporate Governance Office, which shall be responsible for:

(i)	organizing the infrastructure of the Committee’s meetings;

(ii)	supporting the notice of meeting and distribution of the agenda and supporting material for the meetings;

(iii)	acting as secretary for the meetings, preparing the list of those in attendance, aiding in preparing the opinions and drawing up the respective minutes, collecting the signatures of all the participants on such documents, distributing them to the Board of Directors and filing them at the Company’s headquarters; and

(iv)	supporting the Committee’s Coordinator in the relationship and interaction with the Board of Directors, as the main point of contact concerning the topics under the Committee’s responsibility.

CHAPTER VII – LIABILITY AND DUTIES

7.1	The members of the Committee undertake to comply with the By-Laws, the Code of Conduct, the Policy on Transactions with Related Parties, the Policy on Disclosure of Relevant Facts and Trading of Securities, the Anti-Corruption Policy and other applicable internal rules.

7.2	The members of the Committee also undertake not to disclose the data and information to which they may have access by virtue of their position and not to use such information, except for the fulfillment of their duties within the body, and they also undertake not to allow any other person close to or under their responsibility to become aware of or make unauthorized use of this information, ensuring that it is kept strictly confidential.

7.3	The members of the Committee are subject to the same legal duties and liability as the administrators, under Law 6,404/1976, article 160, including the duty to inform the Board of Directors of the existence of any conflict of interest, as set forth in Vale’s Code of Conduct and the Policy on Transactions with Related Parties.

7.4	With respect to conflicts of interest, the members of the Committee shall, without any additional compensation, for a period of six (6) months after the end of their respective contracts, for any reason, refrain from acting as service providers, consultants, employees or under any other form of relation, with persons, companies and/or entities which may constitute a situation of conflict of interest, except with respect to the activities conducted before and/or during the exercise of their duties as members of the Committee, judged by Vale to not be in conflict.

CHAPTER VIII – BUDGET

8.1	The Committee shall have operational autonomy and a budget allocation, proposed by the Committee and approved by the Board of Directors, and the Committee may decide to engage advisory services or other resources that are necessary to perform its duties, subject to the Company’s internal policies and rules and the Committee’s budget.

CHAPTER IX – AMENDMENT TO THE RULES

9.1	Any member of the Committee may suggest a discussion and amendment of these Rules, at any time, upon verification of the need for their adjustment. This proposal for amendment shall be sent to the Personnel and Governance Committee for further consideration by the Board of Directors, for its approval.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: September 21, 2020		Head of Investor Relations